Media Mechanics, Inc.
100 Western Battery Rd., Suite 160
Toronto, ON, Canada
M6K 3S2

July 26, 2012

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Media Mechanics, Inc.
Registration Statement on Form S-1
File No. 333-180611

Dear Sir or Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form S-1, File No. 333-180611, to 2:00 p.m., Eastern Time, on Friday, July 27, 2012, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
MEDIA MECHANICS, INC.

By:	/s/ Matthew Zipchen
Name:	Matthew Zipchen
Title:	Chief Executive Officer